UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 15, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF FISCAL COUNCIL MEETING

HELD ON FEBRUARY 15th, 2023

DATE, TIME AND PLACE: February 15th, 2023, at 09.00 a.m., by means of videoconference.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”) attended the meeting. Ms. Fabiane Reschke, Secretary, also attended the meeting.

AGENDA: (1) Presentation of the communication strategy and main contracts of the Marketing and Legal areas for 2022; (2) Presentation of the budget monitoring report, including investments, for 2022 and strategic planning; (3) Presentation on the process of acquisition of Oi Group's mobile assets; (4) Presentation on the impacts of Supplementary Law No. 194 of 2022 (ICMS); (5) Presentation on the Company’s Internal Audit work plan; (6) Presentation on the main issues in the existing whistleblowing channels and the status of the main occurrences; (7) Presentation on the Data Protection Program, including an assessment of the Company's performance and exposure to potential risks; and (8) Presentation on the Company's ERM - Enterprise Risk Management activity.

CLARIFICATIONS AND RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation of the communication strategy and main contracts of the Marketing and Legal areas for 2022.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

February 15th, 2023

In response to the request made by the CF, Messrs. Fabiane Reschke, Diretora Jurídica (Legal Officer), and Fabio Avellar, Chief Revenue Officer, presented, respectively, a list of the fee agreements of the Legal & Corporate Affairs area and a list of the advertising agreements entered into by the Company, whose amounts involve an amount higher than R$5,000,000.00 (five million Reais), according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(2) Presentation of the budget monitoring report, including investments, for 2022 and strategic planning.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Fabrizio Bozzetto, Director of Strategy, Customer Experience & Data Governance, and Vicente Ferreira, representative of Investor Relations, presented the budget report for the year 2022, also considering the Strategic Plan reported for the triennial 2023 - 2025, including the strategic actions employed, as well as their impacts, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(3) Presentation on the process of acquisition of Oi Group's mobile assets.

Initially, it is registered the presence of Messrs. Andrea Viegas, representative of the Planning & Control area, and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Leonardo Capdeville, Chief Technology Information Officer, and Fabiane Reschke, Diretora Jurídica (Legal Officer), presented the process of acquisition of Oi Group's mobile assets including the developments related to the main milestones of the project, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

February 15th, 2023

(4) Presentation on the impacts of Supplementary Law No. 194 of 2022 (ICMS).

Messrs. Fabio Avellar, Chief Revenue Officer, Carlos Eduardo de Faria Franco, representative of the Regulatory Affairs area, Andrea Viegas, representative of the Planning & Control area, Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area, and Fabiane Reschke, Diretora Jurídica (Legal Officer), presented the impacts brought by the complementary law no. 194 of 2022, referring to the reduction of the ICMS tax rate, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(5) Presentation on the Company’s Internal Audit work plan.

Mr. Luca Fadda, Director of the Internal Audit area of the Company, with the support of Messrs. Paolo Chirizzi, representative of the Enterprise & Supply Chain Audit area, and Rodrigo Morais, representative of the Technical Audit area, presented the Internal Audit Annual Plan ("Plan") for 2023, emphasizing the main assumptions and foundations used in the preparation of said plan, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(6) Presentation on the main issues in the existing whistleblowing channels and the status of the main occurrences.

Mr. Luca Fadda, Director of the Internal Audit area of the Company, with the support of Messrs. Mariana Borgatello, representative of the Planning, Forensic & Special Audit Projects area, and Cintia Baksa, representative of the Whistleblower Channel area, presented an overview of the Company's Whistleblower Channel, informing the reports received and closed until December 31st, 2022, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CONT. OF MINUTES OF FISCAL COUNCIL MEETING OF TIM S.A.

February 15th, 2023

(7) Presentation on the Data Protection Program, including an assessment of the Company's performance and exposure to potential risks.

Mr. Piero Formica, Director of the Company's Risk & Compliance area, with the support of Mrs. Marcia Cavalcante, representative of the Technical Compliance area, presented the Technical Compliance activities, involving the Privacy and Personal Data Protection Program, as well as an assessment of the Company's performance and exposure to potential risks, according to the material presented, which is filed at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

(8) Presentation on the Company's ERM - Enterprise Risk Management activity.

Mr. Piero Formica, Director of the Company's Risk & Compliance area, with the support of Mr. Alexandre Leal, representative of the Enterprise Risk Management ("ERM") area, presented an overview of the stages of the Company's ERM process, according to the material presented, which is on file at the Company's headquarters.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 15th, 2023.

FABIANE RESCHKE

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 15, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer